UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

FXCM Inc.
(Name of Issuer)

Class A Comon Stock
(Title of Class of Securities)

302693106
(CUSIP Number)

October 8, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           ☐ Rule 13d-l(b)

           ☒ Rule 13d-l(c)

           ☐ Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302693106

1.	Names of Reporting Persons

MFP Partners, L.P.(1)
c/o MFP Investors LLC
667 Madison Avenue, 25th Floor
New York, NY 10065

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☐ (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power

Number of
Shares	6.	Shared Voting Power 1,680,828
Beneficially
Owned by Each
Reporting Person	7.	Sole Dispositive Power
With:

	8.	Shared Dispositive Power 1,680,828

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,680,828

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 9.9%(2)

12.	Type of Reporting Person (See Instructions)
PN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P.  Michael F. Price is the managing partner of MFP Partners, L.P. and the managing member and controlling person of MFP Investors LLC.

(2) Calculation based on 17,048,856 shares of Class A Common Stock of the issuer (“Class A Common Stock”), which includes 15,368,028 shares of Class A Common Stock outstanding pursuant to the issuer’s most recent Form 10-Q and the conversion of all the reporting person’s units (“Units”) of FXCM Holdings, LLC (“FXCM Holdings”) into shares of Class A Common Stock of the issuer.  The reporting person is deemed to have beneficial ownership of the Class A Common Stock solely by virtue of the convertibility of the Units held by the reporting person.

Page 2 of 6 pages

CUSIP No. 302693106

1.	Names of Reporting Persons

MFP Investors LLC(1)
667 Madison Avenue, 25th Floor
New York, NY 10065

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☐ (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power

Number of
Shares	6.	Shared Voting Power 2,154,911
Beneficially
Owned by Each
Reporting Person	7.	Sole Dispositive Power
With:

	8.	Shared Dispositive Power 2,154,911

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,154,911

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 12.3%(2)

12.	Type of Reporting Person (See Instructions)
OO

(1) MFP Investors LLC is the general partner of MFP Partners, L.P.  Michael F. Price is the managing partner of MFP Partners, L.P. and managing member and controlling person of MFP Investors LLC.

(2) Calculation based on 17,522,939 shares of Class A Common Stock, which includes 15,368,028 shares of Class A Common Stock outstanding pursuant to the issuer’s most recent Form 10-Q and the conversion of all the Units held by clients of the reporting person into shares of Class A Common Stock.  The reporting person is deemed to have beneficial ownership of the shares of Class A Common Stock solely by virtue of the convertibility of the Units held by clients of the reporting person.

Page 3 of 6 pages

CUSIP No. 302693106

1.	Names of Reporting Persons

Michael F. Price(1)
c/o MFP Investors LLC
667 Madison Avenue, 25th Floor
New York, NY 10065

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☐ (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

	5.	Sole Voting Power

Number of
Shares	6.	Shared Voting Power 2,154,911
Beneficially
Owned by Each
Reporting Person	7.	Sole Dispositive Power
With:

	8.	Shared Dispositive Power 2,154,911

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,154,911

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 12.3%(2)

12.	Type of Reporting Person (See Instructions)
IN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P.  Michael F. Price is the managing partner of MFP Partners, L.P. and managing member and controlling person of MFP Investors LLC.

(2) Calculation based on 17,522,939 shares of Class A Common Stock, which includes 15,368,028 shares of Class A Common Stock outstanding pursuant to the issuer’s most recent Form 10-Q and the conversion of all the Units held by clients of MFP Investors LLC into shares of Class A Common Stock.  The reporting person is deemed to have beneficial ownership of the shares of Class A Common Stock solely by virtue of the convertibility of the Units held by clients of MFP Investors LLC.

Page 4 of 6 pages

CUSIP No. 302693106

Item 1.

	(a)	Name of Issuer

FXCM Inc.

	(b)	Address of Issuer's Principal Executive Offices

32 Old Slip
New York, NY 10005
USA

Item 2.

	(a)	Name of Person Filing

MFP Partners, L.P.
MFP Investors LLC
Michael F. Price

	(b)	Address of Principal Business Office or, if none, Residence

667 Madison Avenue, 25th Floor
New York, NY 10065

	(c)	Citizenship

MFP Partners, L.P. and MFP Investors LLC are each organized under the laws of the state of Delaware. Michael F. Price is a citizen of the United States of America.

	(d)	Title of Class of Securities

Class A Common Stock

	(e)	CUSIP Number

302693106

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

MFP Partners, L.P. directly owns 1,680,828 Units of FXCM Holdings.  As the investment advisor to several clients (including MFP Partners, L.P.), MFP Investors LLC is deemed to have shared power to vote 2,154,911 Units.  As Managing Member and controlling person of MFP Investors LLC, Michael F. Price is deemed to have shared power to vote 2,154,911 Units.

Pursuant to an exchange agreement entered into in December 2010 (the “Exchange Agreement”), the Reporting Persons (and certain permitted transferees) may, from and after December 7, 2011 (subject to the terms of the Exchange Agreement), exchange their Units for shares of Class A Common Stock of the issuer on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications.  As a holder exchanges its Units, the issuer's interest in FXCM Holdings will be correspondingly increased.

The ownership percentages set forth below are based on 15,368,028 shares Class A Common Stock of the issuer outstanding as of November 14, 2011 as set forth in the Quarterly Report on Form 10-Q filed by the issuer with the Securities and Exchange Commission on November 14, 2011.

As a result of the Exchange Agreement, the Reporting Persons may be deemed to have acquired beneficial ownership of the securities reported herein on October 8, 2011, which is 60 days prior to December 7, 2011.  As of the date hereof, MFP Partners, L.P. may be deemed to be the beneficial owner of 1,680,828 shares of Class A Common Stock, representing 9.9% of the total number of shares of Class A Common Stock outstanding; MFP Investors LLC may be deemed to be the beneficial owner of 2,154,911 shares of Class A Common Stock, representing 12.3% of the total number of shares of Class A Common Stock outstanding; and Michael F. Price may be deemed to be the beneficial owner of 2,154,911 shares of Class A Common Stock, representing 12.3% of the total number of shares of Class A Common Stock outstanding.

Page 5 of 6 pages

CUSIP No. 302693106

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

MFP Investors LLC manages investments for several clients, including MFP Partners, L.P. which beneficially owns more than 5% of the shares of Class A Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2012
Date

MFP Partners, L.P.

/s/ Michael F. Price
Signature

Name:	Michael F. Price
Title:	Managing Partner

MFP Investors LLC

/s/ Michael F. Price
Signature

Name:	Michael F. Price
Title:	Managing Member

MICHAEL F. PRICE

/s/ Michael F. Price
Signature
Name:	Michael F. Price

Page 6 of 6 pages